

Karpus
Investment
Management

Presentation to
Institutional Shareholder Services
regarding the
Annual & Special Meetings of:

Madison Strategic Sector Premium Fund
("MSP" or the "Fund")

July 18, 2017

Special Meeting

Scheduled for August 18, 2017 10:00 A.M. Central Time

550 Science Drive, Madison, WI 53711



Karpus
Investment
Management

Special Meeting Agenda

- **<u>Proposal 1:</u>** To consider and vote upon an Agreement and Plan of Reorganization (the Reorganization") and the transactions contemplated thereby, including the merger of MSP with and into the Madison Covered Call & Equity Strategy Fund ("MCN") (collectively the "Funds").

Why vote <u>AGAINST</u> on the <u>GREEN</u> proxy card?

1. The proposed merger is NOT in shareholders' best interests. We believe that merging the Funds is an attempt to mask performance and discount problems that have historically plagued MSP (see below).

2. We believe that the chronology of material events depicts a Board who is more focused on their relationship with the Fund, as opposed to their duty to enhance shareholder value.

3. Shareholders should be afforded the opportunity to realize the full value of their shares.

4. "Shareholders of each Fund will hold a reduced percentage of ownership in the larger combined fund…"

Karpus
Investment
Management

Annual Meeting

Scheduled for August 22, 2017
10:00 A.M. Central Time

550 Science Drive,
Madison, WI 53711



Annual Meeting Agenda

- **Proposal 1:** Election of Trustees – The shareholders of MSP are being asked to elect two Trustees as Class III Trustees to serve until the Fund's 2020 annual meeting of shareholders or until his/her successor shall have been elected and qualified.

- **Proposal 2:** The shareholders of MSP are being asked to consider and vote upon a shareholder proposal to terminate the Investment Advisory Agreement between MSP and Madison Asset Management, LLC ("MAM" or the "Adviser").

- **Proposal 3:** The shareholders of MSP are being asked to vote upon and consider a shareholder proposal requesting that the Trustees promptly consider authorizing a self-tender offer for all outstanding common shares of the Fund at or close to net asset value ("NAV"). If more than 50% of the Fund's outstanding common shares are tendered, the tender offer should be cancelled and the Board should take the steps necessary to liquidate, merge, or convert the Fund to an open-end mutual fund of exchange traded fund.


Karpus
Investment
Management

FOR ALL Nominees on the GREEN proxy card

- Our trustees are well qualified.

  - Mr. Regan has extensive experience in corporate governance and proxy related matters – things we believe the current Board needs significant help with.

  - Dr. Robeson has extensive educational and professional experience with a focus on management and finance, two areas that we believe could significantly add to constructive dialogue within MSP's boardroom.

- Aside from the most recently appointed trustee (appointed May 2017), what mutual fund company or investment advisory experience did the Fund's current non-interested Trustees have before they were appointed to serve on MSP?

<u>FOR ALL</u> Nominees
on the GREEN proxy card

- A trustee's job is to manage a Fund's discount and manage the Fund's adviser – both of which we believe the incumbent Trustees have failed to do.

- Our trustees are independent.
  - The Fund implicitly acknowledges this is a problem because they propose to only have independent trustees if the merger is approved.
  - Currently, two trustees on MSP's Board (40% of the current board) are interested.

- Contrary to the Fund's assertion, our nominees have not stated an intention to terminate the investment advisory agreement. That is what Proposal 2 is for – to allow shareholders to VOTE for it.



FOR Proposal 2
on the GREEN proxy card

- The Fund's performance is <u>NOT</u> strong. In a letter filed with the SEC on 6/29/2017, the focus in the <u>performance</u> section was *yield and relative distribution yield*.

- Cumulative performance in that release was not even compared to a benchmark.

- Compared to their peers, MSP does not look very good:

MSP Avg. Annual Total Return %

	10 Yr.	5 Yr.	1 Yr.	YTD
NAV Return	3.51%	7.27%	7.36%	2.80%
Lipper Pct. Rank	72	80	97	97

<u>Source</u>: Closed-End Fund Association, As of 7/3/2017. http://www.cefa.com/FundSelector/FundDetail.fs?ID=100049
<u>Peer Group</u>: Opt Arbitrage/Opt Strat, 30 Funds

<u>FOR</u> Proposal 2
on the GREEN proxy card

- The termination of the Adviser is NOT as dire as the Fund states.

- The bottom line is that the Board has an important job to get the best Adviser for the Fund that it believes can best enhance shareholder value.

- How can it make that assessment without actively seeking bids and constantly evaluating whether a different manager might perform better?

FOR Proposal 3
on the GREEN proxy card

- A similar proposal passed in 2016 but the Fund first miscalculated the votes and then ignored implementing the proposal altogether.

- The discount has narrowed but we don't believe it is a result of anything related to the Adviser's management or the Board's guidance.

- We don't believe there are any real impediments to implementing this proposal because:
  - MSP invests in very liquid securities.
  - MSP doesn't utilize leverage.

Karpus
Investment
Management

Conclusions

2017 Special Meeting

1. We believe the proposed merger is an attempt to mask performance problems by diluting shareholders' percentage ownership and minimizing their voices.

2017 Annual Meeting

1. We believe that the current Trustees are not acting independently and must be replaced.

2. We believe that Madison Asset Management, LLC must be terminated s the Adviser to the Funds because of poor long-term performance and poor portfolio positioning relative to its peers.

3. We believe the self-tender offer must be approved to afford liquidity to shareholders at or near net asset value, and to tell the Board it is not okay to ignore shareholders' votes.

Karpus
Investment
Management

Important Disclosures

DISCLAIMER

THIS PRESENTATION IS FOR DISCUSSION AND GENERAL INFORMATIONAL PURPOSES ONLY. IT DOES NOT HAVE REGARD TO THE SPECIFIC INVESTMENT OBJECTIVE, FINANCIAL SITUATION, SUITABILITY, OR THE PARTICULAR NEED OF ANY SPECIFIC PERSON WHO MAY RECEIVE THIS PRESENTATION, AND SHOULD NOT BE TAKEN AS ADVICE ON THE MERITS OF ANY INVESTMENT DECISION. THIS PRESENTATION IS NOT AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY INTERESTS IN A FUND OR INVESTMENT VEHICLE MANAGED BY KARPUS MANAGEMENT, INC., D/B/A KARPUS INVESTMENT MANAGEMENT OR ANY OTHER PARTICIPANT IN ITS SOLICITATION (COLLECTIVELY, "KARPUS") AND IS BEING PROVIDED TO YOU FOR INFORMATIONAL PURPOSES ONLY. THE VIEWS EXPRESSED HEREIN REPRESENT THE OPINIONS OF KARPUS, AND ARE BASED ON PUBLICLY AVAILABLE INFORMATION WITH RESPECT TO MADISON STRATEGIC SECTOR PREMIUM FUND ("MSP"). CERTAIN FINANCIAL INFORMATION AND DATA USED HEREIN HAVE BEEN DERIVED OR OBTAINED FROM PUBLIC FILINGS, INCLUDING FILINGS MADE BY THE FUNDS WITH THE SECURITIES AND EXCHANGE COMMISSION ("SEC"), AND OTHER SOURCES.

KARPUS HAS NOT SOUGHT OR OBTAINED CONSENT FROM ANY THIRD PARTY TO USE ANY STATEMENTS OR INFORMATION. KARPUS HAS NOT SOUGHT OR OBTAINED CONSENT FROM ANY THIRD PARTY TO USE ANY STATEMENTS OR INFORMATION INDICATED HEREIN AS HAVING BEEN OBTAINED OR DERIVED FROM STATEMENTS MADE OR PUBLISHED BY THIRD PARTIES. ANY SUCH STATEMENTS OR INFORMATION SHOULD NOT BE VIEWED AS INDICATING THE SUPPORT OF SUCH THIRD PARTY FOR THE VIEWS EXPRESSED HEREIN. NO WARRANTY IS MADE THAT DATA OR INFORMATION, WHETHER DERIVED OR OBTAINED FROM FILINGS MADE WITH THE SEC OR FROM ANY THIRD PARTY, ARE ACCURATE. NO AGREEMENT, ARRANGEMENT, COMMITMENT OR UNDERSTANDING EXISTS OR SHALL BE DEEMED TO EXIST BETWEEN OR AMONG KARPUS AND ANY THIRD PARTY OR PARTIES BY VIRTUE OF FURNISHING THIS PRESENTATION.

EXCEPT FOR THE HISTORICAL INFORMATION CONTAINED HEREIN, THE MATTERS ADDRESSED IN THIS PRESENTATION ARE FORWARD-LOOKING STATEMENTS THAT INVOLVE CERTAIN RISKS AND UNCERTAINTIES. YOU SHOULD BE AWARE THAT ACTUAL RESULTS MAY DIFFER MATERIALLY FROM THOSE CONTAINED IN THE FORWARD-LOOKING STATEMENTS.

KARPUS SHALL NOT BE RESPONSIBLE OR HAVE ANY LIABILITY FOR ANY MISINFORMATION CONTAINED IN ANY SEC FILING, ANY THIRD PARTY REPORT OR THIS PRESENTATION. THERE IS NO ASSURANCE OR GUARANTEE WITH RESPECT TO THE PRICES AT WHICH ANY SECURITIES OF THE FUNDS WILL TRADE, AND SUCH SECURITIES MAY NOT TRADE AT PRICES THAT MAY BE IMPLIED HEREIN. THE ESTIMATES, PROJECTIONS AND PRO FORMA INFORMATION SET FORTH HEREIN ARE BASED ON ASSUMPTIONS WHICH KARPUS BELIEVES TO BE REASONABLE, BUT THERE CAN BE NO ASSURANCE OR GUARANTEE THAT ACTUAL RESULTS OR PERFORMANCE OF THE FUNDS WILL NOT DIFFER, AND SUCH DIFFERENCES MAY BE MATERIAL. THIS PRESENTATION DOES NOT RECOMMEND THE PURCHASE OR SALE OF ANY SECURITY.

Important Disclosures

DISCLAIMER

KARPUS RESERVES THE RIGHT TO CHANGE ANY OF ITS OPINIONS EXPRESSED HEREIN AT ANY TIME AS IT DEEMS APPROPRIATE. KARPUS DISCLAIMS ANY OBLIGATION TO UPDATE THE INFORMATION CONTAINED HEREIN. UNDER NO CIRCUMSTANCES IS THIS PRESENTATION TO BE USED OR CONSIDERED AS AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY ANY SECURITY.

Karpus has filed definitive proxy statements and accompanying **GREEN** proxy cards with the SEC on July 7, 2017, to be used to solicit proxies **AGAINST** the proposed Agreement and Plan of Reorganization between Madison Strategic Sector Premium Fund, a Delaware statutory trust, ("MSP" or the "Fund") and the Madison Covered Call & Equity Strategy Fund ("MCN") and the transactions contemplated thereby, including the merger of MSP with and into MCN at the 2017 Special Meeting of Shareholders of MSP, scheduled to be held on August 18, 2017, or any postponements or adjournments thereof.

Karpus, together with the other participants therein, has also filed a definitive proxy statement and an accompanying **GREEN** proxy card with the U.S. Securities and Exchange Commission to be used to solicit votes **FOR** the election of its slate of trustee nominees and **FOR** Proposals 2 and 3 (as are fully described in the definitive proxy statement) at the 2017 Annual Meeting of Shareholders of MSP, scheduled to be held on August 22, 2017, or any postponements or adjournments thereof.

Information relating to the participants in such proxy solicitations has been included in the definitive proxy statements.

KARPUS STRONGLY ADVISES ALL SHAREHOLDERS OF THE FUND TO READ THE DEFINITIVE PROXY STATEMENTS BECAUSE THEY CONTAIN IMPORTANT INFORMATION, INCLUDING INFORMATION RELATING TO THE PARTICIPANTS IN THE PROXY SOLICITATION AND THEIR DIRECT OR INDIRECT INTERESTS. SUCH PROXY STATEMENTS, AND ANY OTHER RELEVANT DOCUMENTS, ARE AVAILABLE AT NO CHARGE ON THE SEC'S WEBSITE AT WWW.SEC.GOV. SHAREHOLDERS MAY ALSO OBTAIN COPIES OF THE PROXY STATEMENTS AND ANY OTHER RELEVANT DOCUMENTS, WITHOUT CHARGE, AT WWW.KARPUS.COM/MSPPROXY/ OR BY CONTACTING KARPUS' PROXY SOLICITOR, REGAN & ASSOCIATES, INC.

If you have any questions, require assistance in voting your **GREEN** proxy card, or need additional copies of Karpus' proxy materials, please contact Regan & Associates, Inc. , 505 Eighth Avenue, Suite 800, New York, New York 10018. They can be reached via telephone toll-free at 1-800-737-3426.